UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark one)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .
Commission file number 001-13790.
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
HCC INSURANCE HOLDINGS, INC. 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
HCC INSURANCE HOLDINGS, INC.
13403 Northwest Freeway
Houston, Texas 77040

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

______________________

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2006 and 2005	3

Notes to Financial Statements	4

Supplemental Schedule*

Schedule H, Item 4i — Schedule of Assets (Held at End of Year) as of December 31, 2006	13
Consent of Ham, Langston & Brezina L.L.P.

*	Other supplemental schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator
HCC Insurance Holdings, Inc. 401(k) Plan:
We have audited the accompanying Statements of Net Assets Available for Benefits of the HCC Insurance Holdings, Inc. 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule and fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Ham, Langston & Brezina, L.L.P.
Houston, Texas
June 28, 2007

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005
______________________

	2006	2005

Assets:
Money market funds	$123	$135

Investments:
Investments at fair value:
Registered investment companies (mutual funds)	46,666,866	34,239,001
Guaranteed interest contracts	13,777,093	13,633,024
HCC Insurance Holdings, Inc. common stock	4,026,817	3,426,857

Participant notes receivable, at cost	920,736	596,442

Total investments	65,391,512	51,895,324

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	403,820	339,158

Net assets available for benefits	$65,795,455	$52,234,617

The accompanying notes are an integral part of these financial statements.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2006 and 2005
______________________

	2006	2005

Additions to net assets attributable to:
Dividends and interest	$571,378	$503,493
Net appreciation in fair value of investments	4,900,301	3,199,408

Total investment income	5,471,679	3,702,901

Contributions:
Employer	2,710,559	2,643,356
Participants	5,034,166	4,246,190
Rollovers from other plans	1,827,777	1,069,734

Total contributions	9,572,502	7,959,280

Total additions	15,044,181	11,662,181

Deductions from net assets attributable to:
Benefits to participants	5,302,679	5,176,937
Transaction charges	23,379	21,459

Total deductions	5,326,058	5,198,396

Net increase in net assets available for benefits before transfers from merged plan	9,718,123	6,463,785

Transfers from merged plan	3,842,715	2,699,458

Net increase in net assets available for benefits	13,560,838	9,163,243

Net assets available for benefits, beginning of year	52,234,617	43,071,374

Net assets available for benefits, end of year	$65,795,455	$52,234,617

The accompanying notes are an integral part of these financial statements.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
______________________
1.	Description of Plan
The following description of the HCC Insurance Holdings, Inc. (the “Company”) 401(k) Plan (the “Plan”) (formerly the HCC Insurance Holdings 401(k) Plan), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. As a result of the merger of several other qualified plans of acquired companies, the Plan has been amended to include certain specific provisions applicable only to certain merged participants.
General
The Plan is a defined contribution plan established effective January 1, 1992 and most recently amended and restated in its entirety February 21, 2002, retroactively effective to January 1, 2002. Non-union, full-time employees of the Company become eligible to participate in the Plan on the later of their employment date or upon attaining the age of 21 and are eligible to make deferral contributions on the first day of the month following such eligibility date. All eligible employees must complete one year of service to become eligible for employer matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Effective July 17, 2006, the VASA North America 401(k) Profit Sharing Plan merged into the Plan. The net assets transferred into the Plan consist of participant balances totaling $59,817. Affected participants became eligible to participate in the Plan, subject to the provisions of the Plan agreement.
Effective November 15, 2006, the Kenrick Corporation 401(k) and Profit Sharing Plan merged into the Plan. The net assets transferred into the Plan consist of participant balances totaling $3,782,898. Affected participants became eligible to participate in the Plan, subject to the provisions of the Plan agreement.
Effective March 9, 2005, the Continental Underwriters Savings Plus Plan merged into the Plan. The net assets transferred into the Plan consist of participant balances totaling $2,699,458. Affected participants became eligible to participate in the Plan, subject to the provisions of the Plan agreement.
Administration
Massachusetts Mutual Life Insurance Company (“Mass Mutual”) and Investors Bank and Trust Company serve as Custodian and Trustee, respectively, of the Plan.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued
______________________
1.	Description of Plan, continued
Contributions
Each year, participants may contribute from 1% to 100% of their pre-tax annual compensation not to exceed the limitation set forth in Section 402(g) ($15,000 in 2006 and $14,000 in 2005) of the Internal Revenue Code. Participants may make catch-up contributions (pre-tax contributions that exceed the annual elective deferral limit) during any calendar year ending on or after the participant’s 50th birthday. Participants’ total catch-up contribution during 2006 and 2005 cannot exceed $5,000 and $4,000, respectively. Participants may also make rollover contributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan.
The Plan also provides for discretionary employer matching contributions for each $1.00 contributed by a participant, up to a maximum of the lesser of 6% of the participant’s Plan compensation or $10,200. During 2006 and 2005, the Company made discretionary contributions of $2,710,559 and $2,643,356, respectively, to the Plan. Additionally, the Plan provides for discretionary non-elective contributions. The Company contributions are invested directly in the various investment options, as directed by the participant. Company matching contributions are generally computed monthly. Discretionary non-elective contributions would generally be computed annually. There were no discretionary qualified non-elective contributions made during 2006 or 2005.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contributions and Plan earnings. Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund. Upon the occurrence of a distribution event, the benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in his or her account.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued
______________________
1.	Description of Plan, continued
Vesting
Participants are immediately vested in their elective contributions, plus any earnings on such contributions. Vesting in the Company’s contribution portion of their accounts is based on years of service. A participant becomes 20% vested after two years of service, 40% after three years, 60% after four years, 80% after five years and 100% after six years. However, if an active participant dies or terminates due to disability prior to attaining the normal retirement age, the participant’s account becomes 100% vested.
Participant Notes Receivable
Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Loans are calculated on a fully amortized basis. A loan is collateralized by the vested balance in the participant’s account and bears interest at a rate commensurate with market rates for similar loans, as defined (4.75% to 9.25% and 4.75% to 9.50% for the years ended December 31, 2006 and 2005, respectively).
Payments of Benefits
Upon termination of employment, a participant (or his or her designated beneficiary in the event of death) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or to have the account balance distributed in the form of an annuity. Distributions are subject to the applicable provisions of the Plan agreement.
Forfeited Accounts
All employer contributions credited to a participant’s account, but not vested, are forfeited by the participant upon distribution of the fully vested value of his or her account (or his or her designated beneficiary in the event of death). Forfeitures are first used to pay administrative expenses under the Plan. Forfeitures not used to pay expenses are used to reduce future employer contributions. During 2006 and 2005, forfeited non-vested accounts of $386,572 and $13,211, respectively, were used to reduce administrative expenses and employer contributions. The balance of forfeited accounts available to reduce future employer contributions was $175,741 and $230,060 at December 31, 2006 and 2005, respectively.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued
______________________
1.	Description of Plan, continued
Administrative Expenses
The Plan is responsible for payment of the trustee expenses and fees; however, the Company may pay the Plan expenses directly. No expenses were paid by the Company on behalf of the Plan during 2006 or 2005. Transaction charges (for loan and benefit payment transactions) are paid by the Plan, reducing the balances of those participants initiating the transactions.
Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their total account balance.
2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein. Actual results could differ from those estimates.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued
______________________
2.	Summary of Significant Accounting Policies, continued
Recent Accounting Pronouncements
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), which requires investment contracts to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive, and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.
As required by the FSP, investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value. The Plan invests in investment contracts through a group annuity contract with Massachusetts Mutual Life Insurance Company and, accordingly, the requirements of the FSP have been applied retroactively to the statement of net assets available for benefits as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the statement of changes in net assets available for benefits for any period presented.
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements and applies to reporting periods beginning after November 15, 2007. Based on current assets held by the Plan, the Plan’s management does not expect the adoption of SFAS 157 to have a material impact on the Plan’s financial statements.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued
______________________
2.	Summary of Significant Accounting Policies, continued
Risks and Uncertainties
The Plan provides for various investment options. These investment options are exposed to market risk, which generally means there is a risk of loss in the value of certain investment securities due to changes in interest rates, security and commodity prices and general market conditions. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.
Investments Valuation
The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Investments in registered investment companies (mutual funds) are valued at the net asset value of shares held at year-end. The fair value of the guaranteed interest contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Common stock is valued at the quoted market price. Participant notes receivable are stated at cost plus accrued interest, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net Appreciation in Fair Value of Investments
The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses on sale of investments and unrealized appreciation or depreciation on those investments.
Benefit Payments
Benefits are recorded when paid.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued
______________________
3.	Investments
The following table presents the fair value of the Plan’s investments. Investments that represent 5% or more of the Plan’s net assets at December 31, 2006 and 2005 are separately identified.

	2006	2005

Guaranteed Interest Contract Fixed Income Fund	$13,777,093	$13,633,024
Select Small Company Value Fund	4,028,307	3,328,057
Oppenheimer Global Fund	5,384,292	3,152,854
Select Indexed Equity Fund	7,055,692	5,748,500
Select Fundamental Value Fund	3,507,197	*
American Funds EuroPacific Growth Fund	3,307,706	*
HCC Insurance Holdings, Inc. Common Stock	4,026,817	3,426,857
Investments less than 5% of the Plan’s net assets	24,304,408	22,606,032

Total investments	$65,391,512	$51,895,324

* Not applicable in the period indicated
During the years ended December 31, 2006 and 2005, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

	2006	2005
Registered investment companies (mutual funds)	$4,603,945	$2,387,722
HCC Insurance Holdings, Inc. common stock	296,356	811,686

Net appreciation in fair value of investments	$4,900,301	$3,199,408

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued
______________________
4.	Investment Contracts with Insurance Company
The Plan invests in a fixed income fund with Massachusetts Mutual Life Insurance Company (MassMutual), which is a benefit-responsive investment contract. MassMutual maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by MassMutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting. The average yield for the years ended December 31, 2006 and 2005 was 3.74% and 3.45%, respectively.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The guaranteed investment contract does not permit MassMutual to terminate the agreement prior to the scheduled maturity date. The Plan does not allow participants to make any additional contributions to this investment contract.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued
______________________
5.	Party-In-Interest Transactions
Plan assets include investments in funds managed by the Trustee and thus, such transactions qualify as party-in-interest transactions under ERISA. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan.
The Plan invests in a unitized stock fund, HCC Insurance Holdings, Inc. Common Stock (the “Fund”), which is comprised of a short-term investment fund component and shares of common stock of HCC Insurance Holdings, Inc., the Plan sponsor. The total value of the Plan’s interest in the Fund was $4,026,817 and $3,426,857 at December 31, 2006 and 2005, respectively.
6.	Subsequent Event
Effective April 27, 2007, the American Contractors Indemnity Company 401(k) Plan merged into the Plan. Affected participants became eligible to participate in the Plan, subject to the provisions of the Plan agreement.
7.	Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated October 17, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC; therefore, the related trust is tax exempt as of the date of the financial statements.

SUPPLEMENTAL SCHEDULE

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
SCHEDULE H, Item 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

	EIN: 76-0336636
	PN: 002
		(c) Description of Investment,
	(b) Identity of Issue,	Including Maturity Date, Rate of
	Borrower, Lessor	Interest, Collateral, Par	(e) Current
(a)	or Similar Party	or Maturity Value	Value*

**	HCC Insurance Holdings, Inc.	Common stock — HCC Insurance Holdings, Inc.	$4,026,817	***
**	Mass Mutual	Alliance Bern Small Mid Cap Value Fund	258,249
**	Mass Mutual	American Funds EuroPacific Growth Fund	3,307,706	***
**	Mass Mutual	American Funds Washington Mutual Investment Fund	1,007,637
**	Mass Mutual	American Growth Fund of America Fund	2,351,810
**	Mass Mutual	Calamos Financial Growth Fund	1,898,869
**	Mass Mutual	Destination Retirement Income 2010 Fund	570,413
**	Mass Mutual	Destination Retirement Income 2020 Fund	967,282
**	Mass Mutual	Destination Retirement Income 2030 Fund	1,082,915
**	Mass Mutual	Destination Retirement Income 2040 Fund	770,663
**	Mass Mutual	Destination Retirement Income Fund Fund	151,987
**	Mass Mutual	Guaranteed interest contract	13,777,093	***
**	Mass Mutual	Oakmark Equity & Income II Fund	2,085,082
**	Mass Mutual	Oppenheimer Capital Appreciation Fund	2,367,713
**	Mass Mutual	Oppenheimer Global Fund	5,384,292	***
**	Mass Mutual	PIMCO Total Return Fund	2,505,979
**	Mass Mutual	Premier Diversified Bond Fund	818,138
**	Mass Mutual	Select Aggressive Growth Fund	1,312,323
**	Mass Mutual	Select Focused Value Fund	1,424,933
**	Mass Mutual	Select Fundamental Value Fund	3,507,197	***
**	Mass Mutual	Select Indexed Equity Fund	7,055,692	***
**	Mass Mutual	Select Mid Cap Growth Equity II Fund	1,293,863
**	Mass Mutual	Select Overseas Fund	693,857
**	Mass Mutual	Select Small Company Growth Fund	1,296,157
**	Mass Mutual	Select Small Company Value Fund	4,028,307	***
**	Mass Mutual	Victory Diversified Stock Fund	525,802

		Loans to participants bearing interest at rates ranging from 4.75% to 9.25%	920,736

			$65,391,512

*	Cost information is not presented because all investments are participant directed.

**	Represents party-in-interest transactions.

***	Represents investments comprising at least 5% of net assets available for benefits.

SIGNATURES

The Plan	Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the HCC Insurance Holdings, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Houston, State of Texas, on the 28th day of June, 2007.

HCC INSURANCE HOLDINGS, INC. 401(k) PLAN
By:	HCC Insurance Holdings, Inc., Administrator

By:	/s/ Randy D. Rinicella
Randy D. Rinicella,
Senior Vice President and General Counsel

Exhibit Index

Exhibit	Description

23.1	Consent of Ham, Langston & Brezina L.L.P.